CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 27, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS CONTINUES DIAMOND EXPLORATION

ON SEWA RIVER LICENCE, SIERRA LEONE

Cream Minerals Ltd. (TSX-V “CMA”) (“Cream”) is pleased to announce that field crews and equipment are being mobilized for the start of a bulk-sampling program for diamonds on the Sewa River Exploration Licence in Sierra Leone.  The Sewa River drains the area of the world-class diamond fields of the Kono-Koidu district and has had a long history of high quality alluvial diamond production from the active channels of the river and its adjacent terraces.

Sierra Leone has been at peace and going through reconstruction for several years since the civil disorders of the late 1990’s.  British and European support has been committed to rebuilding the national infrastructure and the country is moving forward again.  During the two years prior to the development of the Kimberley Process, the Sierra Leone Government was working actively with the United Nations to develop a system of identifying the provenance of diamonds mined in the country.  The full Kimberley Process is now in place and operating in Sierra Leone.  Legal production reported by the government has increased both in terms of carats and average price per carat as a result of this measure.

Casierra Diamond Corp., in charge of operations in Sierra Leone, plans to apply for a mining licence on a section of the Sewa River so that all diamonds recovered in this work may be given a certificate of origin and the Company will be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties. This would permit the Company to export the rough diamonds from Sierra Leone and define value by actual sales.  A report amended January 18th 2006 by C. Ikona, PEng., with title, Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94, Sierra Leone for Cream Minerals, which is compliant with the requirements of National Instrument 43-101, describes the licence in some detail.  This report is posted on the Company’s web site described below.

The contents of this news release have been prepared by Mr. Benjamin Ainsworth, P.Eng., BC, President of Casierra Diamond Corp. in his capacity as Cream’s “Qualified Person” for the Sierra Leone projects.

For more information about Cream and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.